SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2004

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes      No X
                                             ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                        (Convenience Translation into English from the Original Previously Issued in Portuguese)


                        Telecomunicacoes Brasileiras S.A. - TELEBRAS


                        Quarterly Financial Information
                        for the Six-month Period
                        Ended June 30, 2004 and
                        Independent Auditors' Review Report



                        KPMG Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)
-------------------------------------------------------------------------

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF
-------------

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of and for the six-month period ended June 30, 2004, consisting of the balance sheet as of June 30, 2004, the statement of income for the six-month period then ended, performance report and other relevant information, all prepared in conformity with Brazilian accounting practices.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information above referred for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically aimed at preparing such quarterly financial information.

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which shall, according to Telebras management, occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000. Such Law implemented ANATEL's Special Staff to absorb TELEBRAS' employees seconded to ANATEL. This matter shall be addressed again by the Telebras' Board of Director in face of enactment of Law 10.871/04 (former Provisional Measure 155/03). Since the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, as well as future disbursements or surge of new liabilities that could result from the liquidation process.

5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits, which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible or remote loss, the amounts of which are disclosed in Note 10. Due to the materiality of the amounts of lawsuits classified as possible or remote loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The financial statements for the six-month period ended June 30, 2004, were audited by other independent auditors, who prepared their special report review as of August 22, 2003. The Financial Statements for the period ended December 31, 2003 were also audited by the same auditor who issued their report on January 21, 2004. Both reports thereon, dated May 23, 2003 and January 21, 2004, respectively, contained emphasis with respect to the matters mentioned in paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, August 20, 2004

KPMG Auditores Independentes
CRC SP014428/O-6-F-DF

Francesco Luigi Celso
Accountant CRC SP175348/O-5-S-DF

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

(Convenience Translation into English from the Original Previously Issued in Portuguese)
-------------------------------------------------------------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004 (In thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

                                                                    June            March
ASSETS                                                            30, 2004        31, 2004
                                                                  --------        --------

CURRENT ASSETS                                                     159,878         159,077
                                                                   -------         -------
Cash and cash equivalents                                          144,209         142,834
Recoverable taxes                                                    4,428           6,496
Other assets                                                        11,241           9,747

LONG-TERM ASSETS                                                   114,943         111,732
                                                                   -------         -------
Recoverable taxes                                                   93,927          91,232
Escrow deposits                                                     19,239          18,837
Other assets                                                         1,777           1,663
                                                                     -----           -----

TOTAL ASSETS                                                       274,821         270,809
                                                                   =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES                                                 70,509          68,245
                                                                    ======          ------
Suppliers                                                              718             694
Taxes and contributions                                                226             246
Employment termination provisions                                   40,397          39,977
Provision for contingencies                                          3,813           3,371
Payroll and related accruals                                         6,477           5,493
Third parties' consignments                                            225             239
Other liabilities                                                   18,653          18,225

LONG-TERM LIABILITIES                                               99,611          99,002
                                                                    ------          ------
Provision for contingencies                                         98,607          97,998
Other liabilities                                                    1,004           1,004

SHAREHOLDERS' EQUITY                                               104,701         103,562
                                                                   -------         -------
Capital                                                            219,455         219,455
Accumulated deficit                                               (114,754)       (115,893)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         274,821         270,809
                                                                   =======         =======

The accompanying notes are an integral part of this quarterly financial information.
--------------------------------------------------------------------------------

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

(Convenience Translation into English from the Original Previously Issued in Portuguese)
-------------------------------------------------------------------------


TELECOMUNICACOES BRASILEIRAS S.A.  - TELEBRAS
---------------------------------------------

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (In thousands of Brazilian reais - R$)


                                                     01/04/2004 to   01/01/2004 to   01/04/2003 to    01/01/2003 to
                                                     -------------   -------------   -------------    -------------
                                                      30/06/2004      30/06/2004       30/06/2003      30/06/2003
                                                      ----------      ----------       ----------      ----------
OPERATING EXPENSES
General and administrative expenses                        (1,890)         (3,576)          (1,778)         (3,536)
Provision for contingencies                                (1,051)         (3,649)          (2,714)         (7,691)

FINANCIAL INCOME (EXPENSES)
Financial income                                            6,860          14,011           10,242          22,415
Financial expenses                                           (471)           (940)          (1,091)         (1,264)

Other operating income                                          1             133               10              39
Other operating expenses                                   (1,563)         (3,755)             (52)         (2,354)

OPERATING INCOME                                            1,886           2,224            4,617           7,609

NONOPERATING INCOME                                           103             145               74           2,268

NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION            1,989           2,369            4,691           9,877
TAXES


INCOME TAX                                                   (624)         (1,323)            (841)         (2,655)

SOCIAL CONTRIBUTION TAX                                      (226)           (479)            (311)           (965)

NET INCOME                                                  1,139             567            3,539           6,257

NET INCOME PER SHARE                                      0.00000         0.00000          0.00001         0.00001

Shares outstanding (excepting treasury shares)        556,429,222     556,429,222      556,429,222     556,429,222
(thousands)


The accompanying notes are an integral part of this quarterly financial information.

--------------------------------------------------------------------------------

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

(Convenience Translation into English from the Original Previously Issued in Portuguese)
-------------------------------------------------------------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004
(Amounts in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

1 - COMPANY'S OPERATIONS

Telecomunicacoes Brasileiras S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS System holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of June 30, 2004, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall occur, according to a decision dated December 27, 2000 from Telebras' Board of Directors, and agreed to by the Ministry of Communications, only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADI) No. 2,310 by the Brazilian Federal Supreme Court ("STF"). According to Telebras' Board of Directors decision taken on a meeting held on August 10, 2004. In face of Law 10.871 enacted on May 20, 2004, which regulates Provisional Measure 155/03, Telebras' Board of Directors decided on August 10, 2004 that such issue shall be addressed again after Anatel's staff selection program, currently under progress, is held as well as a bill addressing Brazilian regulatory agencies new functions, currently also under discussion in the Brazilian Lower House, is passed.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

3 - SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)   Estimates

Accounting estimates are based on objective and subjective premises and on Telebras administration's judgment to determine the fair value to be recorded in its financial statements. Provision for contingencies, provision for Telebras' employee severance program and other provision related to benefits to employees. Settlement of transaction based on such estimates might result in values materially different due to deficiencies involved in the estimation process. Telebras revises its estimates and assumptions periodically.

b)   Cash Equivalents

Cash equivalents are considered to be short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

c)   Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

d)   Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6. Income and social contribution taxes are computed according to the effective income and social contribution tax rates. Tax loss carryforwards are offset, when applicable, limited to 30% from taxable income.

e)   Other Receivables - Short Term Assets

Payroll and payroll accruals incurred with the employees seconded to give support to the National Telecommunications Agency (ANATEL) and other government agencies, as per specific legislation, are not recorded as Company expenses, but as Other Current Assets, as shown in Note 7.

f)   Other Short Term and Long Term Assets

Such credits are recorded at their probable realization value.

g)   Vacation Provision

Vacation due to employees (including the employees seconded) is accrued as due.

h)   Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the existing lawsuits on the balance sheet date. The nature of the contingencies is summarized in Note 10.

i)   Other short and long term liabilities

Such amounts are presented at their known value and when applicable, are accrued for interest earnings, exchange and other restatements up to the balance sheet date.

j)   Results

Operating results are computed on an accrual basis.

k)   Financial Income (Expenses)

Financial income (expenses) represents interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

l)   Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 20.

m)   Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares was based on the number of shares outstanding on the balance sheet date, of which 346,399,225,000 are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of June 30, 2004 and March 31, 2004).

4 - CASH AND CASH EQUIVALENTS

                                                    06.30.2004      03.31.2004
                                                    ----------      ----------

Bank accounts                                               28              25
Short-term investments - Banco do Brasil - FRF         144,181         142,809
                                                       -------         -------

Total                                                  144,209         142,834
                                                       =======         =======

5 - RECOVERABLE TAXES

Recoverable taxes consist of the following:

                                                                               Additions
                                                                                 Selic       Offset
                      ACCOUNTS                         Balance     Additions   interest   against own    Balance
                                                       03.31.04    principal      rate        debts      06.30.04
                                                       --------    ---------      ----        -----      --------

Withholding income tax on financial investments         62,311        1,029       1,193        (624)       63,909
Withholding income tax on  dividends                     2,836            -           -           -         2,836
Provision for probable losses                           (2,836)           -           -           -        (2,836)
Withholding income tax on  interest on capital          28,454            9         461      (1,548)       27,376

Other                                                    6,963            -         107           -         7,070
                                                         -----                      ---   ----------        -----

TOTAL                                                   97,728        1,038       1,761      (2,172)       98,355
                                                        ======        =====       =====      =======       ======

Current                                                  6,496                                              4,428

Long term                                               91,232                                             93,927


In the three-month period, the Company offset R$2,172 against own tax debts related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax on salaried employees and service providers - individual and legal entities.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1      Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on June 30, 2004 and June 30, 2003, were computed as follows:

                                                           Income tax                    Social contribution tax
                                                           ----------                    -----------------------
                                                 06.30.2004         06.30.2003        06.30.2004         06.30.2003
                                                 ----------         ----------        ----------         ----------

Income before income and social
contribution taxes                                   2,369              9,877             2,369              9,877
    Permanent add-backs                                 31                 27                12                  6
                                                    -------            -------           -------            -------
Subtotal                                             2,400              9,904             2,381              9,883
                                                    -------            -------           -------            -------

   Deductible temporary differences                  5,226              5,430             5,226              5,430
                                                    -------            -------           -------            -------
    Additions:                                       6,641              9,095             6,641              9,095
                                                    -------            -------           -------            -------
          Provision for contingencies                3,648              7,691             3,648              7,691
          Provision for suppliers                      306                196               306                196
          Provision for PISP                         2,543              1,208             2,543              1,208
          Provision for collective labor
          agreement 2003/04                            144                  -               144                  -
    Deductions:                                     (1,415)            (3,665)           (1,415)            (3,665)
                                                    -------            -------           -------            -------
          Provision for suppliers                     (250)              (220)             (250)              (220)
                                                    -------                              -------
          Provision for PISP                        (1,051)            (3,445)           (1,051)            (3,445)
                                                    -------                              -------
          Provision for contingencies                 (114)                 -              (114)                 -
                                                    -------            -------           -------            -------

Subtotal                                             7,626             15,334             7,607             15,313
                                                    -------            -------           -------            -------

Offset of tax loss carryforwards                    (2,288)            (4,600)           (2,282)            (4,594)
                                                    -------            -------           -------            -------

Taxable income                                       5,338             10,734             5,325             10,719
                                                    -------            -------           -------            -------

    Provision for income and social
       contribution taxes                            1,323              2,655               479                965
                                                    =======            =======           =======            =======


6.3      Tax Credits Available to be Offset

As of June 30, 2004 and March 31, 2004, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available to be offset in future years, classified by nature and amounts as follows:

                                                                                            06.30.2004
                                                                    ---------------------------------------------------
                                                                         Income tax             Social contribution tax
                                                                         ----------             -----------------------
                             NATURE                                                  Tax rate                   Tax rate
                                                                      Tax basis         25%      Tax basis          9%
                                                                      ---------      --------    ---------      --------

Provision for contingencies                                              102,420      25,605     102,420         9,218
Provision for voluntary severance program  PISP                           40,397      10,099      40,397         3,636
Provision for loss -  taxes                                                2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,455       1,614       6,455           581
Tax loss carryforwards                                                    32,384       8,096      32,669         2,940
                                                                         -------      ------     -------        ------
Total                                                                    184,492      46,123     184,777        16,630
                                                                         =======      ======     =======        ======



                                                                                            03.31.2004
                                                                    ---------------------------------------------------
                                                                         Income tax             Social contribution tax
                                                                         ----------             -----------------------

                             NATURE                                                  Tax rate                   Tax rate
                                                                      Tax basis         25%      Tax basis          9%
                                                                      ---------      --------    ---------      --------
Provision for contingencies                                              101,369      25,342     101,369         9,123
Provision for voluntary severance program  PISP                           39,977       9,994      39,977         3,598
Provision for loss -  taxes                                                2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,656       1,664       6,656           599
Tax loss carryforwards                                                    36,511       9,128      35,182         3,167
                                                                         -------      ------     -------        ------
Total                                                                    187,349      46,837     186,020        16,742
                                                                         =======      ======     =======        ======


Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                                                    06.30.2004          03.31.2004
                                                                                    ----------          ----------
Receivables - employees seconded to ANATEL                                               7,531               5,919
Receivables - employees seconded to government agencies                                      9                  23
Sundry credits - former Telebras subsidiaries (STB)                                      4,538               4,538
Provision for losses - sundry credits - former STB                                      (4,537)             (4,537)
Provision for losses - ex-employees                                                        (17)                (17)
Shares held for sale                                                                     2,861               2,995
Advance of payment to employees                                                            177                 165
Other                                                                                    1,159               1,141
Provision for losses - other                                                              (480)               (480)
                                                                                         -----               -----
Total                                                                                   11,241               9,747
                                                                                        ======               =====


Receivables from ANATEL relate to salaries and social charges and fringe benefits, which are settled in the following month. (Also included are vacation provision, 13th salary and related charges provisioned monthly as well as the provision related to Telebras' 2003/2004 annual collective labor agreement in progress).


8 - OTHER ASSETS - LONG-TERM

                                                                                     06.30.2004          03.31.2004
                                                                                     ----------          ----------
UNDP - United Nations Development Program                                                 1,777               1,663
                                                                                          -----               -----
Total                                                                                     1,777               1,663
                                                                                          =====               =====


Telebras transferred funds to UNDP to retain professional services for the registration at the Comissao de Valores Mobiliarios ("CVM") in Brazil and the Securities and Exchange Commission ("SEC") in the United States, of the new holding companies arising from Telebras partial spin off held on May 22, 1998.
The balance represents funds not used.


9 - PROVISION FOR SALARY AND BENEFITS

                                                                                     06.30.2004         03.31.2004
                                                                                     ----------         ----------
Payroll and compensations                                                                   496                499
Payroll accruals                                                                          3,116              2,792
Fringe benefits                                                                             688                610
Annual collective labor agreement 2003/2004                                               1,952              1,292
                                                                                                             -----
Payroll withholdings                                                                        225                300
                                                                                          -----              -----
Total                                                                                     6,477              5,493
                                                                                          =====              =====


10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 657 lawsuits, of which 419 involve labor matters and 238 involve civil matters.

The 657 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:
o    Probable loss = the amount is accrued and disclosed in an Explanatory Note
o    Possible loss = the amount is not accrued but disclosed in an Explanatory
     Note
o    Remote loss = the amount is neither accrued nor disclosed in an Explanatory
     Note

Out of a total of 657 lawsuits, 117 (47 civil claims and 70 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, requests for replacement of TELEBRAS in the lawsuits have been filed with the courts. Such requests for replacement of Telebras have been approved by the new holding companies. Most of the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

An additional provision of R$1,051 (R$2,714 on March 31, 2003) has been recorded in the second quarter of 2004. Liabilities as of June 30, 2004 are as follows:

                                                                            06.30.2004         03.31.2004
                                                                            ----------         ----------
Labor                                                                            9,827              9,923
Civil                                                                           92,593             91,446
                                                                               -------            -------
 Total                                                                         102,420            101,369
                                                                               =======            =======
Current                                                                          3,813              3,371
Long-term                                                                       98,607             97,998


As of June 30, 2004, the provision for contingencies of R$102,420, recorded in liabilities, refers to 166 lawsuits (139 labor claims and 27 civil claims).

R$92,593 refers to 25 civil lawsuits. Nine of theses lawsuits are contesting the distribution of the dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends, amounting to R$80,333, 3 lawsuits in the amount of R$9,439 refer to debenture conversion, 13 lawsuits amounting to R$2,821 are contesting diverse issues. Another 2 civil lawsuits are of undetermined values. R$9,827 refer to 138 labor suits, distributed as follows:

R$6,740 refer to 100 claims related to employees' reinstatement ("Collor Plan") and to the inflationary adjustments (expurgos inflacionarios on severance penalty ("FGTS" ) on amounts paid by Telebras as a result of involuntary layoffs.

R$3,087 relates to 38 miscellaneous claims. There is also another claim where a reasonable estimate of the amount of loss, if any, cannot be made.


B  - POSSIBLE LOSSES - NOT ACCRUED

As of June 30, 2004, the aggregate amount of 274 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$339,290, as follows:

b.1) R$274,002 relates to 14 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, in which the plantiffs are seeking delivery of TELEBRAS shares at their book value instead of shares from its former subsidiaries at market values. There is also another civil claim of undetermined amount.

b.2) R$60,001 relates to 72 civil claims (indemnification related to Telebras' spin-off, damages, annulment of bids, taxes, etc.) and 27 other claims of undetermined value.

b.3) R$5,287 relates to 157 labor claims in which the plaintiffs are seeking amounts of back pay, benefits, job reinstatement, overtime payments, bonuses, health exposure premium, severance pay fund (FGTS), etc.). There are 3 other labor claims where a reasonable estimate of the amount of loss, if any, cannot, at this time, be made.

C  - REMOTE LOSSES - NOT ACCRUED

As of June 30, 2004, 217 lawsuits, classified as remote loss, and therefore not accrued, is estimated at R$155,633, represented by 97 civil claims estimated at R$122,173 and 120 labor claims estimated at R$33,460 as follows:

c.1) R$119,382 refers to 35 civil claims (annulment of bidding process, indemnification and privatization) filed against Telebras and its former subsidiaries. The remaining 27 civil claims are estimate at R$2,791. There are also 35 other miscellaneous civil claims of undetermined values.

c.2) 44 labor claims (productivity) are estimate at R$30,550 and the remaining 47 labor claims (miscellaneous) are estimate at R$2,910. There are also 29 labor lawsuits of undetermined amounts.

10.2     Prescription of Tax Contingencies

Pending approval from the Brazilian tax authorities, taxes and contributions in general remain available for examination by the Brazilian tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Indemnification Program for Services Rendered ("PISP")" to be in compliance with the Telebras post-privatization period, i.e. only maintaining an essential structure and functions until its future dissolution. An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those assigned to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were assigned to that agency, on the date the law was enacted. However, as claims for declaration of unconstitutionality (ADIs) were filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently seconded them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company has decided to maintain in liabilities the amount corresponding to the PISP for those employees.

As of June 30, 2004, provision for PISP in current liabilities was R$40,397 (R$39,977 as of March 31, 2004), relating to employees not yet dismissed. During the first semester 2004 Telebras provisioned R$2,543 (R$1,208 as of June 30, 2003).

12 - OTHER LIABILITIES - CURRENT

                                                                                     06.30.2004         03.31.2004
                                                                                     ----------         ----------
Sundry creditors - telecommunications companies                                          18,173             17,736
Social contribution tax                                                                     105                120
Other liabilities                                                                           375                369
                                                                                         ------             ------

Total                                                                                    18,653             18,225
                                                                                         ======             ======


13 - SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:

                                                                                    06.30.2004         03.31.2004
                                                                                    ----------         ----------

Common shares - thousands                                                           346,418,591        346,418,591
Preferred shares - thousands                                                        210,029,997        210,029,997
                                                                                    -----------        -----------
Total                                                                               556,448,588        556,448,588
                                                                                    ===========        ===========
Book value per thousand shares - R$                                                       0.188              0.186
                                                                                          =====              =====

As of June 30, 2004, the Company had 19,366 thousand common shares in treasury.

b)  Dividends

Article 22 - The preferred shares shall not be entitled to any vote, however, they shall be entitled to priority in the reimbursement of capital and to non-cumulative dividends at the rate of 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the total number of shares of the Company.

According to Telebras' bylaws, preferred shares are not entitled to any vote, except in the circumstances defined by law, are entitled to priority in the reimbursement of capital and to a noncumulative minimum dividend at the rate 6% per year, on the subscribed and paid-in capital. No dividends were paid with respect to 2003, due to accumulated losses.

14 - FINANCIAL INSTRUMENTS

As of June 30, 2004, Telebras' financial instruments include short-term investments stated at cost plus interest at market rates, accrued through the balance sheet date. The Company did not enter into derivative operations.

15 - FINANCIAL INCOME (EXPENSES)

o  Financial income                                                                06.30.2004          06.30.2003
                                                                                   ----------          ----------
        Short-term investments                                                         10,368              14,295
        Recoverable taxes                                                               3,518               7,759
        Other assets                                                                      125                 361
                                                                                       ------              ------
        Total                                                                          14,011              22,415
                                                                                       ======              ======

o  Financial expenses                                                              06.30.2004          06.30.2003
                                                                                   ----------          ----------

        Tax on Bank Transactions (CPMF)                                                   117                 127
        Losses on shares held for sale                                                      9                   -
        Sundry creditors - telecommunications companies                                   800                 758
        Other liabilities                                                                  14                 379
        Total                                                                             940               1,264
                                                                                          ===               =====

16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                     06.30.2004       06.30.2003
                                                                                     ----------       ----------

       Third-party services                                                               2,049            2,252
       Payroll, payroll accruals and fringe benefits                                      1,125              881
       Rent                                                                                 252              240
       Other                                                                                150              163
                                                                                          -----            -----
       Total                                                                              3,576            3,536
                                                                                          =====            =====


17 - OTHER OPERATING INCOME

                                                                                     06.30.2004       06.30.2003
                                                                                     ----------       ----------

      Reversal of Short Term Contingencies                                                  114                -
      Reversal of Collective Labor Agreement Provision (2003/04)                             17                -
      Other income                                                                            2               39
                                                                                              -               --
      Total                                                                                 133               39
                                                                                            ===               ==

18 - OTHER OPERATING EXPENSES

                                                                                     06.30.2004       06.30.2003
                                                                                     ----------       ----------

      Taxes and contributions (PASEP and COFINS)                                          1,189            1,145
      Early dismissal program                                                             2,543            1,208
      Other taxes                                                                            23                1
                                                                                          -----                -
      Total                                                                               3,755            2,354
                                                                                          =====            =====


19 - OTHER NONOPERATING INCOME

                                                                                     06.30.2004       06.30.2003
                                                                                     ----------       ----------

      Taxes recovery                                                                          -            2,151
      Other nonoperating income                                                             145              117
      Total                                                                                 145            2,268
                                                                                            ===            =====



20 - POSTRETIREMENT BENEFIT PLANS

20.1 -   Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Amendments to Sistel's bylaws aimed at enabling Sistel to manage other benefit plans as a multisponsored entity, in view of the new scenario after the privatization of the TELEBRAS System.

Such new bylaws restructured the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". Accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is now 8% of salaries of participating employees.

TELEBRAS sponsors the following plans:

o    PBS - A

PBS A is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are not sufficient to meet future retirement benefit obligations.

This plan is composed of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

o    PBS - TELEBRAS

PBS TELEBRAS is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

o    PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, PAMA is funded by sponsors' contributions at a rate of 1.5% levied on payrolls of active participants covered by the PBS plans.

o    TELEBRASPREV

Implemented in the first semester 2003, TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. It is based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). TelebrasPrev participants are former participants of PBS-TELEBRAS. TELEBRAS must not make any cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

As of June 30, 2004, the status of the Sistel plans is as follows:

a)       PBS-TELEBRAS and PBS-A

                                                            PBS - TELEBRAS                           PBS-A

                                                    06.30.2004         03.31.2004         06.30.2004       03.31.2004
                                                    ----------         ----------         ----------       ----------

Mathematical reserves and funds                        115,729            113,112          4,237,927       4,169,181
Other liabilities                                          181                176              3,460           2,013
                                                       -------            -------          ---------       ---------
Total reserves and other liabilities                   115,910            113,288          4,241,387       4,171,194
(-) Total plan assets                                  129,404            126,917          5,116,712       5,016,321
                                                       -------            -------          ---------       ---------
(=) Accumulated surplus                                 13,494             13,629            875,325         845,127


In the first six months of 2004, Company's contributions to PBS-TELEBRAS represented R$110 (R$187 for the same previous period).

b) PAMA

                                                                                      06.30.2004         03.31.2004
                                                                                      ----------         ----------

Assistance and administrative funds                                                      510,146            498,892
Other liabilities                                                                            538              1,267
                                                                                         -------            -------
Total funds and other liabilities                                                        510,684            500,159
Total assets of Sistel                                                                   510,684            500,159


In the first six months of 2004, Company's contributions to PAMA amounted to R$21 (R$111 for the same previous period).

c) TELEBRASPREV


                                                                                      06.30.2004           03.31.2004
                                                                                      ----------           ----------

Mathematical reserves and funds                                                          225,983              221,788
Other liabilities                                                                          1,313                  957
                                                                                         -------              -------
Total reserves and other liabilities                                                     227,296              222,745
Total plan assets                                                                        227,296              222,745


In the first six months of 2004, Company's contribution to TELEBRASPREV amounted to R$378 (R$78 for the same previous period).

20.2 - TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

Law No. 9,986 (published on July 19, 2000) established that regulatory agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL Special Staff, may, as successors, become sponsors of pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by Sistel's Board of Trustees in the Extraordinary Meeting held on November 29, 2000. As mentioned in Note 22, effectivenesses of articles 27 and 30 have been suspended by a preliminary injunction issued by the STJ federal appellate court. Besides the afore-mentioned suspension, such articles have also been revoked by Law 10.871, from May 20, 2004 (Official Gazette from May 21, 2004).


21 - GUARANTEES

Pursuant to the privatization process, as stated in the Edital MC/BNDES 01/98 inciso V - Item 4.3 Chapter 4 - Rights and Obligations from Purchasers of Telecom Holding Companies' Shares, the twelve new holding companies were obliged to replace TELEBRAS' guarantees on the borrowings of TELEBRAS' former subsidiary companies with their own guarantees.

If creditors disagree over the substitution of guarantees offered by the New Holding Companies, these Holding Companies are obliged to offer to TELEBRAS counter-guarantees of a real nature or bank guarantees, as stated by provision VI item 4.3 afore-mentioned.

As of June 30, 2004, TELEBRAS remained as guarantor of Telecomunicacoes de Sao Paulo S.A. - Telesp debt maturing on September 26, 2004, in the amount of USD 310,000,000 (Three hundred and ten million dollars), equivalent to R$ 963,325 (R$ 901,666 at March 31, 2004. Counter-guarantees have been provided by Telesp Participacoes S.A. (current Telecomunicacoes de Sao Paulo S.A.). Such counter-guarantees provided by Telecomunicacoes de Sao Paulo S.A. are represented by promissory notes issued in favor of TELEBRAS, guaranteed by Telesp Celular Participacoes S.A.

TELEBRAS has received a letter dated July 29, 2004 (CT.027/2004) from Telecomunicacoes de Sao Paulo S.A announcing that all efforts have been made by Telesp to ensure the debt be honoured in time.



22 - TRANSFER OF TELEBRAS' EMPLOYEES TO ANATEL

Law No. 9,986 enacted on July 18, 2000 by the Brazilian Congress (Official Gazette - DOU from July 19, 2000), provided for management of human resources from the Brazilian Regulatory Agencies. Among other dispositions, article 30 deals with the creation of a special staff at ANATEL. Such staff structure must absorb employees from Telebras seconded to ANATEL and the Ministry of Communications on the enactment date.

However, two suits for declaration of unconstitutionality (ADIs 2310 and 2315) were filed with the Brazilian Supreme Court against the above mentioned Law. A preliminary injunction related to ADI 2310 has been issued by the STF suspending "ad referendum" from the STF the effectiveness, among others of article 30 from Law 9.986. Telebras received the preliminary injunction from the STF on December 26, 2000.

Following the court decision, on December 27, 2000 TELEBRAS reinstated the 354 employees who were seconded to ANATEL and seconded them again, on a chargeable basis, to that Agency. As of June 30, 2004, 313 employees remained seconded to ANATEL.

The suit for declaration of unconstitutionality no. ADI 2310 has been suspended pending a hearing related to ADI 2315, which addresses questions related to Constitutional Amendment 19/98.

As of May 20, 2004 23, Law 10.871, which deals on the creation of careers and organization of permanent jobs related to the staff from regulatory agencies was enacted (Official Gazette from May 21, 2004). Article 27 paragraph 2nd establishes that public servants seconded to the Brazilian regulatory agencies on the date such law was enacted are allowed to remain in such secondment status, on a commission basis inclusive, provided they do not return to their former job or are not dismissed. Law 10.871 revoked articles 27 and 30 from Law 9.986/2000.

05.01 - QUARTERLY COMMENTS ON TELEBRAS PERFORMANCE

According to the following table Telebras shareholders' equity for the second quarter 2004 rose slightly as compared to the period ended March 31, 2004. Other accounts remained almost unchanged compared to Telebras balance sheet as of March 31, 2004.


                                                                                                  R$ 10,000,000
---------------------------------------------------------------------------------------------------------------

         Accounts                          06.30.2004                             03.31.2004
                                  R$              %            ^%             R$               %

Short term assets               159.9           58.2          0.5            159.1           58.7
Long term asset                 114.9           41.8          2.9            111.7           41.3
Total assets                    274.8          100.0          1.5            270.8          100.0

Short term liabilities           70.5           25.7          4.1             68.2           25.2
Long term liabilities            99.6           36.2          2.7             99.0           36.6
Shareholders' equity            104.7           38.1          1.1            103.6           38.2
Total liabilities               274.8          100.0          1.5            270.8          100.0
---------------------------------------------------------------------------------------------------------------


         Such data are the result of management's efforts undertaken to run the Company's assets over time, coupled with the adoption of actions consistent with principles of good management, especially a conservative approach for recording adequate provisions for lawsuits where risk is probable. Explanatory notes related to legal risk arising from possible or remote risk of loss are herein included.

o    Economic Structure

                                                                                                  R$ 10,000,000
---------------------------------------------------------------------------------------------------------------
                                                        PERIOD

                                         06.30. 2004               06.30. 2003
                                    R$            %           R$                %
Income                           14.5          100.0         24.7            100.0
Expenses                        (13.9)         (95.9)       (18.4)           (74.5)
Net income                        0.6            4.1          6.3             25.5


First semester 2004 compared to the same previous period presents an irrelevant profit. In the first semester 2003 the Brazilian Internal Revenue Service - Receita Federal granted a refund request from Telebras in the amount of R$4.3 million related to income tax credit on funds remitted abroad (Principal represents R$2.1 million while R$2.2 million refer to monetary restatement using interbank interest rate ("SELIC"). As to the other revenues, when compared to the same previous period, they declined due to the SELIC decrease (SELIC rate restates short term investment and recoverable taxes). Expenses related to legal contingencies declined R$4 million when compared to the same previous period, due to a decrease in the National Consumer Index Price ("INPC") used to restate contingencies. As profits declined, accordingly there was also a R$1.8 million decrease in income tax and social contribution tax expenses. PISP expense increased R$1.3 million due to restatement of contingencies related to inflationary adjustments (expurgos inflacionarios on severance penalty ("FGTS") in connection with Telebras' active employees.

Telebras' income to keep it operating until its liquidation derives from investment Income from short-term investments is Telebras' main source of funds after the spin-off held on May 22, 1998, and it has been sufficient to keep the Company running until its liquidation.


OTHER COMMENTS:


INSTRUCAO CVM N0. 381/03:

Pursuant to Instrucao CVM 381/03 Telecomunicacoes Brasileiras S.A. - TELEBRAS informs that KPMG Auditores Independentes has not provided any non-audit service to Telebras in the quarter ended June 30, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBAS



Date: September 17, 2004            By: /s/ Minoru Oda
                                        ---------------------------
                                    Name:  Minoru Oda
                                    Title: Chief Financial Officer and
                                           Investor Relations Director